December 9, 2021

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Bradley Ecker Jay Ingram
Division of Corporate Finance
Office of Manufacturing

Re:	Fresh Grapes, LLC (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-261037)
Request for Acceleration of Effective Date

Ladies and gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Oak Ridge Financial Services Group, Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on December 13, 2021, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

OAK RIDGE FINANCIAL SERVICES GROUP, INC.

By:	/s/ Joseph Sullivan
Name:	Joseph Sullivan
Title:	Managing Director – Equity Capital Markets

cc:	Ryan Brauer, Esq., Fredrikson and Byron, P.A. Andrew Nick, Esq., Fredrikson and Byron, P.A.
Joseph Bottrell, Esq., Fredrikson and Byron, P.A.